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                          UNION PACIFIC CORPORATION

                            [LOGO -- UNION PACIFIC]



DREW LEWIS
CHAIRMAN                                                    October 5, 1994

Mr. Robert D. Krebs
Chairman, President & CEO
Santa Fe Pacific Corporation
1700 E. Golf Road
Schaumburg, IL 60173

Dear Rob:

  I would like to thank you for meeting with Dick and me earlier today to discuss a possible combination of our two companies. We have long admired Santa Fe and your excellent management and work force. As we discussed, we at Union Pacific believe that combining the strengths of Santa Fe and Union Pacific represents an extraordinary opportunity for our two companies, our respective shareholders, customers and employees, and the railroad industry.

  I was disappointed by your unwillingness to consider our proposal. As I mentioned, we view this transaction as a strategic imperative. Accordingly, I am writing to submit the following proposal to combine our companies. Because of the very significant benefits that it would provide to your Company, your shareholders and other constituencies, we ask that you and your Board of Directors give careful consideration to our proposal.

TERMS

  We propose that Union Pacific acquire Santa Fe in a merger in which Santa Fe shareholders would receive, for each of their shares, .344 of a share of Union Pacific common stock, having a value of $18 per Santa Fe share based on yesterday's closing price of Union Pacific stock.

  This price represents a premium of 38% over yesterday's closing price of Santa Fe common stock. Our proposed price also represents a premium of 33% over the current value of the Burlington Northern transaction, which was endorsed by your financial advisors as fair to your shareholders.

  In addition to receiving a substantial premium, your shareholders would be able to participate in an exceptional opportunity for growth and increased value through their ongoing interest in what we believe would be the preeminent railroad company in the country.

  Our proposed transaction would be tax-free to both our companies and to your shareholders. This would allow your shareholders to defer paying tax, or recognizing gain or loss on their shares, until they sell their shares at a time of their choice.

BENEFITS OF TRANSACTION

  In addition to providing superior benefits for your shareholders, we believe our transaction will provide greater benefits to the shipping public and will do more to strengthen rail competition in the west than the Burlington Northern transaction. A Union Pacific-Santa Fe combination will produce service breakthroughs that a Burlington Northern-Santa Fe merger cannot, including more new single-line service and greater
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savings and efficiencies. To insure that our transaction will strengthen rail competition in all affected markets, we are prepared to grant conditions to Southern Pacific, Burlington Northern or other railroads, including access to points that would otherwise change from two serving railroads to one, rights to handle service-sensitive business moving between California, Chicago and the Midwest, and access to the Kansas and Oklahoma grain markets.

CONTINUITY OF MANAGEMENT

  We have great respect for your management and employees and believe they would make important contributions to our combined company. We envision that certain members of the Santa Fe Board would be invited to serve on Union Pacific's Board. This participation would facilitate the integration and growth of the two companies.

PROCESS

  Our Board of Directors strongly supports the proposed transaction and has authorized management to pursue this proposal with you. We are prepared to immediately commence negotiation of a definitive merger agreement containing mutually agreeable terms and conditions.

  We have conducted an extensive analysis of Santa Fe based on publicly available information. While our proposal is necessarily subject to confirmation, through appropriate due diligence, that our understanding of Santa Fe based on publicly available information is accurate, we expect that such due diligence will confirm our view of Santa Fe and its prospects. We recognize that you will need to conduct a due diligence review of Union Pacific and its operations, and we are ready to facilitate that process.

  Our transaction, like the proposed Burlington Northern merger, is contingent upon ICC approval. Although this is a significant matter for either transaction, we believe that, working together, we can present strong arguments to the Commission as to the benefits of our transaction to customers and the industry.

  Our proposal also would be subject to termination of your merger agreement with Burlington Northern in accordance with the terms of that agreement, approval of a mutually satisfactory merger agreement by our respective Boards of Directors, and approval of our respective shareholders.

  Along with our financial advisor, CS First Boston Corporation, and our legal advisor, Skadden, Arps, Slate, Meagher & Flom, we look forward to meeting with you and your advisors to discuss our proposal and to working to implement this transaction. We have the opportunity to build the best railroad in the country and to provide significant immediate and long-term benefits for your shareholders.

  I am hopeful your Board will conclude that your shareholders should not be denied the opportunity to consider this offer. We at Union Pacific are determined to take every appropriate action to pursue this transaction. In view of the importance of this matter, time is of the essence and we await your earliest possible response.

  Please call me as soon as possible so we can get together to discuss this matter in detail.

                                          Sincerely,

                                          /s/ Drew Lewis